EXHIBIT 2

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210 | San Diego, CA 92121

February 20, 2025

Board of Directors

ACELYRIN, INC.

4149 Liberty Canyon Road

Agoura Hills, California 91301

c/o Mina Kim, Chief Executive Officer and Director (mina.kim@acelyrin.com)

Re:	Non-Binding Acquisition Proposal

Dear Directors:

On behalf of Concentra Biosciences, LLC, I am pleased to submit this non-binding proposal to acquire 100% of the equity of ACELYRIN, INC. for $3.00 per share in cash, plus a contingent value right (“CVR”) that represents the right to receive 80% of the net proceeds from any out-license or disposition of ACELYRIN’s development programs or intellectual property.

Concentra has funds available to execute this transaction through an arrangement with Tang Capital Partners, LP, its controlling shareholder, which owns 5.3% of ACELYRIN’s common stock. Furthermore, Concentra, which has direct experience consummating transactions of this nature, has the expertise and resources to maximize the value of the CVR for the benefit of ACELYRIN shareholders and, to the extent necessary, responsibly wind down any remaining clinical study activities for the benefit of patients.

Subject to being provided access to pertinent financial and business information under confidentiality, we are prepared to complete all due diligence required to enter into a definitive agreement within approximately one week. We would expect to consummate the transaction as quickly as possible through a two-step merger. An acquisition through a two-step merger is typically significantly faster than an acquisition through a one-step merger.

We look forward to discussing our proposal with you further and would appreciate a response by 5pm PT on February 27, 2025, at which point this offer will expire.

Sincerely,

Kevin Tang
Chief Executive Officer